Exhibit 99.4

Ferrari N.V. (formerly known as FE NEW

N.V.)

2015 ANNUAL REPORT

For the period from September 4, 2015 to December 31, 2015

TABLE OF CONTENTS

Board Report

Board of Directors and Auditors	3

Business Overview	4

Corporate Governance	4

Disclosures pursuant to Decree Article 10 EU-Directive on Takeovers	4

Risk Management	4

Responsibilities in Respect to the Annual Report	5

Financial Statements

INCOME STATEMENT / STATEMENT OF COMPREHENSIVE LOSS	6

STATEMENT OF FINANCIAL POSITION	7

STATEMENT OF CHANGES IN EQUITY	8

STATEMENT OF CASH FLOWS	9

NOTES TO THE FINANCIAL STATEMENTS	10

Other Information

Other Information	16

Independent Auditor’s Report	17

Board of Directors and Auditors

Board of Directors

Chairman

Sergio Marchionne

Chief Executive Officer

Amedeo Felisa

Directors

Piero Ferrari

Louis C. Camilleri

Eddy Cue

Sergio Duca

Giuseppina Capaldo

Elena Zambon

Independent Auditors

Ernst & Young Accountants LLP

Business Overview

Ferrari N.V. (formerly known as FE New N.V.), (the “Company”) was incorporated as a public limited company (naamloze vennootschap) under the laws of the Netherlands on September 4, 2015 under the name FE New N.V. The Company was formed as part of a series of transactions pursuant to which Ferrari S.p.A. was separated from Fiat Chrysler Automobiles N.V. (“FCA” and together with its subsidiaries the “FCA Group”) (the “Separation”) and to ultimately act as a holding company for Ferrari S.p.A., which together with its subsidiaries is focused on the design, engineering, production and sale of luxury performance sports cars. Upon incorporation, the Company was 100% owned by Stichting FCA, a Dutch foundation formed by the FCA Group. For the period covered by these financial statements the Company only incurred certain expenses, principally relating to legal and professional services in connection with the Separation, and did not have any other activities. As part of the completion of the Separation, the Company was renamed Ferrari N.V. as of January 2, 2016. The Separation was completed on January 3, 2016 and the Company’s common shares started trading on the New York Stock Exchange (“NYSE”) and on the Mercato Telematico Azionario (“MTA”) on January 4, 2016. Please refer to Note 10 of the Company Financial Statements for further details related to the Separation.

Corporate Governance

The Dutch Corporate Governance Code was not applicable for the period from incorporation to December 31, 2015. As a result, as of December 31, 2015, the Company had not engaged in the implementation of any of the Dutch Corporate Governance best practice provisions. Following the listing on the NYSE and MTA, as of January 4, 2016, the Company became subject to the Dutch Corporate Governance Code. The Company will provide relevant disclosures as of the next annual report, when the Dutch Corporate Governance Code is applicable.

Further information on corporate governance can be found on the website: http://corporate.ferrari.com/en

Disclosures pursuant to Decree Article 10 EU-Directive on Takeovers

The Dutch Besluit artikel 10 overname richtlijn (the “Decree”) was not applicable for the period from incorporation to December 31, 2015. The Company will provide relevant disclosures as of the next annual report, when the Decree is applicable.

Risk Management

As the Company was incorporated in 2015 and was an empty shell company for the period from September 4, 2015 to December 31, 2015, the risk management objectives during the period focused on compliance with laws, regulations and local standards. Additionally, risk management objectives during the period included certain applicable financial risks, such as the safeguarding and use of the Company’s cash and cash equivalents, as well as quality of financial reporting.

During the period covered by this Annual Report, cash and cash equivalents and trade payables did not lead to significant risks and/or risk management requirements.

Credit risk associated with cash and cash equivalents is considered limited as the counterparties are leading national and international banks.

Following the Separation, the Company will follow the risk management policies and procedures which have been established by Ferrari N.V. as of its listing on the New York Stock Exchange.

Responsibilities in Respect to the Annual Report

The Board of Directors is responsible for preparing the Annual Report for the period from September 4, 2015 to December 31, 2015, inclusive of the Company Financial Statements and Board Report, in accordance with Dutch law and International Financial Reporting Standards as adopted by the European Union (EU-IFRS).

In accordance with Section 5:25c, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Company Financial Statements prepared in accordance with EU-IFRS provide a true and fair view of the assets, liabilities, financial position and profit or loss for the period of the Company and that the Board Report provides a true and a fair review of the performance of the business during the period and the position at the balance sheet date of the Company, together with a description of the principal risks and uncertainties that the Company faces.

March 4, 2016

Board of Directors

Sergio Marchionne

Amedeo Felisa

Piero Ferrari

Louis C. Camilleri

Eddy Cue

Sergio Duca

Giuseppina Capaldo

Elena Zambon

Ferrari N.V. (formerly known as FE New N.V.)

INCOME STATEMENT / STATEMENT OF COMPREHENSIVE LOSS

for the period from September 4, 2015 to December 31, 2015

	Note	For the period from September 4, 2015 to December 31, 2015
		(in Euro)

Legal and professional expenses	3	49,400

Net financial expenses		807

Loss before taxes		50,207

Income taxes		-

Net loss / Comprehensive loss		50,207

The accompanying notes are an integral part of the Company Financial Statements.

Ferrari N.V. (formerly known as FE New N.V.)

STATEMENT OF FINANCIAL POSITION

at December 31, 2015

	Note	At December 31, 2015
		(in Euro)

Assets

Other current assets		2,200

Cash and cash equivalents		49,193

Total current assets		51,393

Total assets		51,393

Deficit and liabilities

Share capital	4	50,000

Retained deficit		(50,207)

Total deficit		(207)

Trade payables	5	51,600

Total current liabilities		51,600

Total liabilities		51,600

Total deficit and liabilities		51,393

The accompanying notes are an integral part of the Company Financial Statements.

Ferrari N.V. (formerly known as FE New N.V.)

STATEMENT OF CHANGES IN EQUITY

for the period from September 4, 2015 to December 31, 2015

	Share capital	Retained deficit	Total deficit

	(in Euro)

At September 4, 2015	-	-	-

Share issuance	50,000	-	50,000

Comprehensive loss	-	(50,207)	(50,207)

At December 31, 2015	50,000	(50,207)	(207)

The accompanying notes are an integral part of the Company Financial Statements.

Ferrari N.V. (formerly known as FE New N.V.)

STATEMENT OF CASH FLOWS

for the period from September 4, 2015 to December 31, 2015

For the period from September 4, 2015 to December 31, 2015
(in Euro)

Cash and cash equivalents at the beginning of the period	-

Cash flows used in operating activities

Loss before taxes	(50,207)

Change in trade payables	51,600

Change in other current assets	(2,200)

Total	(807)

Cash flows from financing activities

Proceeds from share issuance	50,000

Total	50,000

Total change in cash and cash equivalents	49,193

Cash and cash equivalents at the end of the period	49,193

The accompanying notes are an integral part of the Company Financial Statements.

Ferrari N.V. (formerly known as FE New N.V.)

NOTES TO THE FINANCIAL STATEMENTS

1. Corporate information and principal activities

Ferrari N.V. (formerly known as FE New N.V.), (the “Company”) was incorporated as a public limited company (naamloze vennootschap) under the laws of the Netherlands on September 4, 2015 under the name FE New N.V. The Company was formed as part of a series of transactions pursuant to which Ferrari S.p.A. was separated from Fiat Chrysler Automobiles N.V. (“FCA” and together with its subsidiaries the “FCA Group”) (the “Separation”) and to ultimately act as a holding company for Ferrari S.p.A., which together with its subsidiaries is focused on the design, engineering, production and sale of luxury performance sports cars. Upon incorporation, the Company was 100% owned by Stichting FCA, a Dutch foundation formed by the FCA Group. For the period covered by these financial statements the Company only incurred certain expenses, principally relating to legal and professional services in connection with the Separation, and did not have any other activities. As part of the completion of the Separation, the Company was renamed Ferrari N.V. as of January 2, 2016. The Separation was completed on January 3, 2016 and the Company’s common shares started trading on the New York Stock Exchange (“NYSE”) and on the Mercato Telematico Azionario (“MTA”) on January 4, 2016. Please refer to Note 10 of the Company Financial Statements for further details related to the Separation.

The Company’s official seat (statutaire zetel) is in Amsterdam, the Netherlands, and the Company’s registered office is in Maranello, Italy at Via Abetone Inferiore 4. The Company is registered with the Dutch trade register under number 64060977.

2. Basis of preparation and significant accounting policies

Date of authorization of issue

The separate financial statements of the Company (the “Company Financial Statements”) for the period from September 4, 2015 to December 31, 2015 were authorized for issuance by the Board of Directors on March 4, 2016.

Statement of Compliance

The Company Financial Statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“EU-IFRS”) and with Part 9 of Book 2 of the Dutch Civil Code in accordance with article 362 sections 8 and 9 of the Dutch Civil Code for entities that prepare their financial statements in accordance with EU-IFRS. The designation “EU-IFRS” also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”).

Going Concern

At December 31, 2015, the Company had negative equity. However, given the subsequent events as disclosed in Note 10, the Company continues as a going concern.

Measurement basis

The Company Financial Statements were prepared under the historical cost method and on a going concern basis. Except as otherwise indicated, the amounts in the Company Financial Statements are presented in Euro (€), which is the Company’s functional and presentation currency.

Format of the Company Financial Statements

The Company presents the income statement by nature.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. There are no liens, pledges, collateral or restricted cash balances.

Trade payables

Trade payables are amounts payable for legal and professional expenses incurred. Trade payables are all due within one year.

Income taxes

No income tax losses have been capitalized as recoverability is not certain.

Dividends

Dividends payable by the Company are reported as a change in equity in the period in which they are approved by the shareholders as applicable under local rules and regulations.

Statement of cash flows

The statement of cash flows is prepared using the indirect method with a breakdown into cash flows from operating, investing and financing activities.

New standards, amendments and interpretations not yet effective

The following new standards, amendments and interpretations have been issued by the IASB and adopted by the European Union, but are not yet effective for the year ended December 31, 2015, or have been issued by the IASB and not adopted by the European Union. The following new standards, amendments and interpretations have not been applied in preparing the Company Financial Statements.

Issued by the IASB and adopted by the European Union

In May 2014, the IASB issued amendments to IFRS 11 - Joint arrangements: Accounting for acquisitions of interests in joint operations, which clarifies the accounting for acquisitions of an interest in a joint operation that constitutes a business. The amendments are effective, retrospectively, for annual periods beginning on or after January 1, 2016 with earlier application permitted. No significant effect is expected from the adoption of these amendments.

In May 2014, the IASB issued an amendment to IAS 16 - Property, Plant and Equipment and to IAS 38 - Intangible Assets. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. No significant effect is expected from the adoption of these amendments.

In September 2014, the IASB issued the Annual Improvements to IFRSs 2012-2014 cycle, a series of amendments to IFRSs in response to issues raised mainly on IFRS 5 - Non-current assets held for sale and discontinued operations, on the changes of method of disposal, on IFRS 7 - Financial Instruments: Disclosures on the servicing contracts, on the IAS 19 - Employee Benefits, on the discount rate determination. The effective date of the amendments is January 1, 2016. No significant effect is expected from the adoption of these amendments.

In December 2014, the IASB issued amendments to IAS 1- Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. No significant effect is expected from the adoption of these amendments.

Issued by the IASB and not adopted by the European Union

In May 2014, the IASB issued IFRS 15 - Revenue from contracts with customers. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive. This new revenue recognition model defines a five-step process to achieve this objective. The updated guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Company is currently evaluating the method of implementation and impact of adoption.

In July 2014, the IASB issued IFRS 9 - Financial Instruments. The improvements introduced by the new standard includes a logical approach for classification and measurement of financial instruments driven by cash flow characteristics and the business model in which an asset is held, a single “expected loss” impairment model for financial assets and a substantially reformed approach for hedge accounting. The Company is currently evaluating the method of implementation and impact of adoption.

In September 2014, the IASB issued narrow amendments to IFRS 10 - Consolidated Financial Statements and IAS 28 - Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. No significant effect is expected from the adoption of these amendments.

In January 2016, the IASB issued IFRS 16 - Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and, instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leases assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. The Company is currently evaluating the method of implementation and impact of adoption.

In January 2016, the IASB issued amendments to IAS 12 - Income Taxes. The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. Specifically, the amendments clarify the requirements on recognition of deferred tax assets for unrealized losses in order to address diversity in practice. The Company is currently evaluating the method of implementation and impact of adoption.

In January 2016, the IASB issued amendments to IAS 7 - Statement of Cash Flows, which will require companies to provide information about changes in their financing liabilities. The amendments are aimed at improving disclosures so that users of financial statements are better able to understand the changes in a company’s debt, including changes from cash flows and non-cash changes. The Company is currently evaluating the method of implementation and impact of adoption.

Use of estimates

The Company Financial Statements are prepared in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code, which require the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions are based on elements that are known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant. The estimates and underlying assumptions are reviewed periodically and continuously by the Company. If the items subject to estimates do not perform as assumed, then the actual results could differ from the estimates, which would require adjustment accordingly. The effects of any changes in estimate are recognized in the income statement in the period in which the adjustment is made, or prospectively in future periods.

3. Legal and professional expenses

Legal and professional expenses consists of legal and professional services related to the Separation.

No audit fees were invoiced by Ernst & Young Accountants LLP in 2015. Audit fees for 2015 amounted to €10,000. Ernst & Young Accountants LLP performed no other audit related, tax or other services.

4. Equity

Share capital

At December 31, 2015, the fully paid-up share capital of the Company was €50,000, consisting of 5,000,000 common shares with a nominal value of €0.01.

The authorized share capital of the Company was €225,000, consisting of 22,500,000 common shares with nominal value of €0.01 per share.

For information on equity transactions subsequent to December 31, 2015, see Note 10.

Legal Reserves

Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity up to at least the total amount of the legal reserve, as well as other reserves mandated per the Company Articles of Association. At December 31, 2015, the Company did not have any legal, or statutory, non-distributable reserves.

5. Trade payables

Trade payables related to the legal and professional expenses incurred in relation to the Separation.

6. Employees

There were no employees during the period.

The Board of Directors received no remuneration from the Company for the period.

7. Financial risk management

Please refer to the Risk Management section of the Board Report. During the period covered by the Company Financial Statements, cash and cash equivalents and trade payables did not lead to significant risks and/or risk management requirements.

Credit risk associated with cash and cash equivalents is considered limited as the counterparties are leading national and international banks.

8. Fair Value Measurement

The par value of cash and cash equivalents approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts. The carrying amount of trade payables is considered to be equivalent to their fair value.

9. Commitments and Contingencies

At December 31, 2015, the Company had no commitments or contingencies.

10. Subsequent events

The Separation

On October 29, 2014, FCA announced its intention to separate Ferrari S.p.A. from FCA. In October 2015, the initial stages of the restructuring were completed, pursuant to which New Business Netherlands N.V. (then renamed Ferrari N.V.) (“Predecessor Ferrari”) became the holding company of Ferrari S.p.A. The Separation was completed on January 3, 2016. Through two consecutive demergers under Dutch law (the “Demergers”), the equity interests in Predecessor Ferrari previously held by FCA, corresponding to approximately 80% of Predecessor Ferrari’s common share capital, were transferred to holders of FCA common shares and FCA mandatory convertible securities (“MCS”). Immediately after the Demergers, Predecessor Ferrari merged with and into the Company (“Successor Ferrari”), as surviving company (the “Merger”).

Upon effectiveness of the Merger, the Company became the holding company of the Ferrari business. Pursuant to the Separation, (i) holders of Predecessor Ferrari common shares received one Successor Ferrari common share for each Predecessor Ferrari common share and one Successor Ferrari special voting share for each Predecessor Ferrari special voting share held; (ii) FCA shareholders received one Successor Ferrari common share for every 10 FCA common shares and one Successor Ferrari special voting share for every 10 FCA special voting shares held; and (iii) holders of MCS received 0.77369 Successor Ferrari common shares for each MCS unit (consisting of $100 in notional amount of MCS) held. Ferrari special voting shares held by FCA prior to the Demergers are no longer outstanding.

All of the shares held by Stitching FCA were repurchased by the Company for no consideration and are held in treasury. Therefore, Stitching FCA no longer has any shareholding in the Company.

On completion of the Separation, Predecessor Ferrari was merged with and into the Company and the Company’s name was changed from FE New N.V. to Ferrari N.V.

Since Predecessor Ferrari ceased to exist following completion of the Separation on January 3, 2016, the Company will consolidate its wholly owned subsidiary Ferrari S.p.A. and report the consolidated and company-only financial information in its 2016 annual report as continuation of Predecessor Ferrari.

The summarized statement of financial position in the statutory accounts of the Predecessor Ferrari N.V. at December 31, 2015 was represented by:

(€ million)	At December 31, 2015

Investments in subsidiaries	8,778

Other assets	115

Total assets	8,893

Equity	5,961

Financial liabilities with related parties	1,004

Borrowings from banks	1,920

Other liabilities	8

Total equity and liabilities	8,893

Following the Separation, the share capital of the Successor Ferrari amounted to €2.5 million, comprising 193,923,499 common shares and 56,497,618 special voting shares all with nominal value of €0.01 per share. Successor Ferrari has 5,000,000 common shares held in treasury. The authorized share capital of Successor Ferrari is €7,500,000, divided into 375,000,000 common shares with nominal value of €0.01 per share and an equal number of special voting shares with nominal value of €0.01 per share.

Finally, on January 4, 2016 Successor Ferrari N.V. also completed the listing of its common shares on the New York Stock Exchange and on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana, under the ticker symbol RACE.

March 4, 2016

Board of Directors

Sergio Marchionne

Amedeo Felisa

Piero Ferrari

Louis C. Camilleri

Eddy Cue

Sergio Duca

Giuseppina Capaldo

Elena Zambon

Other Information

Independent Auditor’s Report

The report of the Company’s independent auditor, Ernst & Young Accountants LLP, the Netherlands is set forth following this Annual Report.

Appropriation of profit or treatment of loss

Profits will be appropriated in accordance with article 19 of the articles of the Company in place during financial year 2015. The relevant provisions of the Articles of Association read as follows

Profits and distributions

1.1.	The General Meeting has the authority to allocate the profits determined by adoption of the annual accounts. If the General Meeting does not adopt a resolution regarding the allocation of the profits prior to or at latest immediately after the adoption of the annual accounts, the profits will be reserved.
1.2.	Distribution of profits shall be made after adoption of the annual accounts if permissible under the law given the contents of the annual accounts.
1.3.	The General Meeting may resolve to make interim distributions on shares and/or to make distributions on shares at the expense of any reserve of the Company. In addition, the Board may decide to make interim-distributions on shares.
1.4.	Distributions on shares shall be made payable immediately after the resolution to make the distribution, unless another date of payment has been determined in the resolution.
1.5.	Distributions may be made only up to an amount which does not exceed the amount of the distributable equity and, if it concerns an interim distribution, the compliance with this requirement is evidenced by an interim statement of assets and liabilities as referred to in Section 2:105 subsection 4 of the Dutch Civil Code. The Company shall deposit the statement of assets and liabilities at the office of the Dutch trade register within eight days after the day on which the resolution to distribute is published.
1.6.	In calculating the amount of any distribution on shares, shares held by the Company shall be disregarded.

There are no:

●	holders of special rights in terms of control in the legal entity under the Articles of Association;
●	profit sharing certificates nor similar rights;
●	non-voting shares;
●	shares with limited or no rights on profits or reserves;
●	special rights of control in the legal entity embodied in a share.

Subsequent events

Please refer to Note 10 of the Company Financial Statements included in this Annual Report.

Independent auditor’s report

To: the shareholders of Ferrari N.V. (formerly known as FE New N.V.)

Report on the audit of the financial statements 2015

Our opinion

We have audited the financial statements 2015 of Ferrari N.V. (the Company), incorporated in Amsterdam, the Netherlands.

In our opinion the financial statements give a true and fair view of the financial position of Ferrari N.V. as at December 31, 2015 and of its result and its cash flows for 2015 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.

The financial statements comprise:

•	The statement of financial position as at December 31, 2015
•	The following statements for 2015: the income statement / the statement of comprehensive loss, the statements of changes in equity and cash flows
•	The notes to the financial statements comprising a summary of the significant accounting policies and other explanatory information

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the Our responsibilities for the audit of the financial statements section of our report.

We are independent of Ferrari N.V. in accordance with the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO) and other relevant independence regulations in the Netherlands. Furthermore we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Materiality

Materiality	€5 hundred

Benchmark used	Approximately 1% of total assets

Additional explanation

As Ferrari N.V. (formerly known as FE New N.V.) only holds assets and has limited activities, we consider a capital based measure an appropriate basis for determining our overall materiality. We further refer to note 10: subsequent events of the financial statements.

We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

Our key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have determined that there are no key audit matters to communicate in our report.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the board report in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, management is responsible for assessing the company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, management should prepare the financial statements using the going concern basis of accounting unless management either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

Our responsibilities for the audit of the financial statements

Our objective is to plan and perform the audit assignment in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not have detected all errors and fraud.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included, e.g.:

•	Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.
•	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Concluding on the appropriateness of management’s use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause an the company to cease to continue as a going concern.
•	Evaluating the overall presentation, structure and content of the financial statements, including the disclosures
•	Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with management regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit.

We provide management with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Report on other legal and regulatory requirements

Report on the board report and the other information

Pursuant to legal requirements of Part 9 of Book 2 of the Dutch Civil Code (concerning our obligation to report about the board report and other information):

•	We have no deficiencies to report as a result of our examination whether the board report, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code, and whether the information as required by Part 9 of Book 2 of the Dutch Civil Code has been annexed
•	We report that the board report, to the extent we can assess, is consistent with the financial statements

Engagement

We were asked by the board of directors of Ferrari N.V. on February 25, 2016 to perform the audit of its 2015 financial statements.

Rotterdam, March 4, 2016

Ernst & Young Accountants LLP

/s/ Pieter Laan